

October 22, 2013

Via E-mail
John E. Zamer, Esq.
Jones Day
1420 Peachtree Street NE, Suite 800
Atlanta, Georgia 30092

      Re: **Guided Therapeutics, Inc.**
                 Schedule TO-I
                 Filed October 15, 2013
                 File No. 5-51261

Dear Mr. Zamer:

The staff in the Office of Mergers and Acquisition has conducted a review of the filing listed above. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Exchange.

Schedule TO-I – Item 10. Financial Statements

1.   Explain how you reached the determination that pro forma financial statements are not required under Item 10(b) of Schedule TO. If you do not believe pro formas are material in the context of this offer, explain why in your response letter.

Exhibit 99(a)(1) - Offer to Exchange - General

2.   We note that you are relying on the exemption in Section 3(a)(9) of the Securities Act of 1933 for the exchange of the new warrants for the outstanding warrants in this offer. We also note the new warrants will be immediately exercisable into common shares and must be exercised by November 27, 2013. In your response letter, tell us the exemption you are relying on for the issuance of the common shares underlying the new warrants to be

issued in this offer. In addition, outline the facts supporting your reliance on the exemption you identify. We may have further comment.

Special Note Regarding Forward-Looking Statements, page 5

3.   The disclosure here indicates that certain statements in the Offer to Exchange are forward-looking statement "within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934…" The safe harbor for forward-looking statement in the Private Securities Litigation Reform Act does not apply to statement made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please revise the disclosure accordingly.

Certain Risks of Participating in the Offers, page 6

If we do not or are unable to fill and obtain effectiveness of a registration statement to register the shares of common stock issuable upon exercise of the New Warrants, such shares of common stock will remain subject to transfer restrictions on resale under the Securities Act, page 7

4.   Note that any holder who is not listed as a selling shareholder in the registration statement you intend to file could not resell such holder's shares in reliance on the registration statement. In that case or if the resale registration statement is not filed, the holder (including its transferees and acquirers) would have to qualify for an exemption for such sale, which might require a holding period.

Conditions of the Offer, page 12

5.   Refer to the first paragraph in this section, where you state that you may terminate the offer if any of the listed events occurs or does not occur and "the occurrence of such event or events makes it inadvisable to proceed with the Offer or with the acceptance of tendered Original Warrants." If a listed offer condition is "triggered" by an events or events, the offer condition is implicated and you must revise the offer materials promptly to indicate whether you will waive the offer condition or assert it to terminate the offer. You may not, once such an event occurs, reserve the right to make a secondary determination as to whether the offer condition is such as to warrant termination of the offer without waiver of the condition. Please revise.

6.   Refer to our last comment above. Revise the following statement in the last paragraph of this section in accordance with our last comment above: "Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an offer condition is triggered, you must promptly advise shareholders whether you will waive it and proceed with the offer or assert it and terminate. You may not wait until the end of the offer period to make such a determination, unless by its nature, the satisfaction of the condition may only be judged as of expiration (such as a minimum tender condition). Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each Guided Therapeutics, Inc. acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 if you have any questions regarding the comments above.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions